
03022501

PRICER

PRESS RELEASE

from Pricer AB (publ) May 22, 2003

Pricer chosen supplier for strategically important pilot by Carrefour

Pricer AB (publ) has been chosen by the French retail group Carrefour S.A. to equip the Carrefour hypermarket Saint Herblain of Nantes with approximately 45 000 Electronic Shelf Labels (ESL). The store will be equipped with Pricer ESL products customised to display information for customers and employees. Installation is planned for July.

"The pilot gives us an opportunity to demonstrate to Carrefour the full capability of our solution, as well as our ability to follow the company throughout its global operations. Being chosen by Carrefour, one of the largest retail companies in the world, represents a very important step in Pricer's penetration of the French market, as well as it reinforces our position as the number one ESL supplier worldwide." says Jan Forssjö, president and CEO of Pricer AB.

Carrefour is one of the leading global retail groups with more than 5 600 stores in over 25 countries.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in more than 300 stores in three continents. Among others, the second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with the supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of Stockholm Exchange. For further information, please visit Pricer's website www.pricer.se. Registration to receive news releases automatically via e-mail can be made through the website.


PRICER

Interim Report
January – March 2003

- **Pricer certified by GALEC, Leclerc's international group for store development**
- **Gross margin of 20 per cent (20)**
- **Net sales of SEK 13.4M (17.7)**
- **Operating result of SEK -16.5M (-13.1)**
- **Orders received of SEK 2.2M (22.7)**
- **Liquid funds of SEK 61.7M (46.9)**

Subsequent events:

- **Pricer chosen supplier for strategically important pilot by Carrefour**
- **Joint venture with Ishida for development of future ESL systems**

Operations

Given the increased interest from the major global retail chains, Pricer is increasing activities in this segment. These activities have affected order intake in the short-term but is expected to generate results long-term. Orders received for the quarter amounted to SEK 2.2M (22.7). Orders were mainly received from the Nordic market.

The rate of installation continued at the same level as in the first quarter of the previous year. Through its collaboration with Ishida, Pricer has a presence in approximately 25 retail chains in which the largest chains in the market are represented.

In Japan, proposed legislation has been discussed during the quarter that would demand that VAT should be made clear by the price marking. As a result, some customers have elected to postpone the date of purchasing and installation. At the same time, the new proposal means a further increased interest in ESL systems as it will generate a need for additional information and more changes on the shelf edge. The retail chains in Japan are as a consequence demanding a new type of label. In order to meet customer requirements, Pricer is developing a new label that will be completed during the second quarter.

During the quarter, a new version of Pricer's software will be installed in all Metro stores. Metro's labels

During the quarter, a strategic breakthrough was made in the French market. The French retail chain, Leclerc's international group for store development, GALEC, has certified Pricer as a supplier of ESL-system (Electronic Shelf Label). Leclerc, is the 23rd largest retail chain in the world and has close to 600 stores in Europe.

Two new products were launched during the quarter, a delicatessen display sign and a subfront that means that the label design can easily be adapted to customer requirements.

At the period end, the backlog amounted to approximately SEK 234M (330) and to approximately 28.1M (32.0) expressed in USD. The backlog includes an order received from Ishida in 2001, of which M 225 SEK remains to be delivered up to 2007 inclusive. The backlog also includes an order for approximately SEK 3M to Pricer's partner in Korea, Korealink. The order was received in 2000, but the company believes there is some uncertainty surrounding this order and whether or not it will be fulfilled within the agreed period. The majority of Pricer's orders are made in USD and currency fluctuations affected the valuation of the backlog negatively in SEK.

Market

According to Pricer's evaluation, the market continued to grow with regard to an increase in the total installed base whilst the interest from large retail chains has become firmer. As previously announced, a large British retail chain and now also a French chain have decided to install ESL. This has led to a significant increase in enquiries from other chains. Other French chains, including Carrefour, have also begun to make an evaluation of systems and suppliers. All ESL actors are currently intensifying their marketing activities. By activating its French subsidiary, Pricer S.A., and establish a sales organisation in France, Pricer has again positioned itself in the important Central European market. The aforementioned certification by GALEC is evidence of this.

During the first quarter, Pricer increased its activities in the American market which, in Pricer's opinion, can be expected to increase the interest in ESL systems as a consequence of increased activities in Europe and Japan.

Net sales and results

Net sales for the quarter amounted to SEK 13.4M (17.7). The decrease compared with 2002 is mainly due to the fact that deliveries to the Japanese market fell. However, Pricer's Japanese partner, Ishida, is calling off the order from 2001 in accordance with the agreement.

The gross result amounted to SEK 2.6M (3.6) and the gross margin to 20 per cent (20).

Operating costs amounted to SEK 19.1M (16.7). The increased operating costs are mainly due to increased costs for research and development. Several extensive development projects have been started.

The operating result amounted to SEK -16.5M (-13.1).

Net financial income and expenses for the period amounted to SEK 0.2M (-0.6) and the net result to SEK -16.3M (-13.7).

Net sales and operating result, SEK M

	Jan-Mar 2003	Jan-Mar 2002
Net sales	13.4	17.7
Cost of sold goods	-10.8	-14.1
Gross profit	2.6	3.6
Expenses	-19.1	-16.7
Operating result	-16.5	-13.1
Gross margin, %	20 %	20%

Financial position

The cash flow from current operations was SEK -8.1M (-24.6). Liquid funds amounted to SEK 61.7M (46.9).

Expenses of SEK 0.1M for the divestment of Intactix were charged to the cash flow of investment operations, but not the result, during the first quarter. Costs of approximately SEK 7M remain for the phasing out of the Intactix Group. These have been entered as a liability.

The tax authority in Sweden has announced a changed assessment relating to VAT on issue costs of SEK 3.4M, which were declared in 1999 in accordance with the opinion of the National Tax Board applicable at that time. Pricer has appealed against the decision and has not entered the amount as a liability. Should the decision of the highest court be the same as that of the tax authority, Pricer will report the amount directly against equity.

Capital expenditure

Total capital expenditure for the first quarter amounted to SEK 0.2M (0.2).

Personnel

During the quarter, the average number of employees amounted to 32 (42) whereas the number at 31 March 2003 amounted to 33 (40).

Accounting principles

This Interim Report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports.

Compared with the Annual Report 2002, the following new recommendations are applied from 1 January 2003:
RR 2 Inventories, RR 22 Formulation of financial reports, RR 25 Reporting for segments, RR 26 Events after the balance sheet date, RR 27 Financial instruments – information and classification, and RR 28 Government support. The application of these recommendations has not had any significant impact on the company's results, financial position or the periods of comparison.

Otherwise, the same accounting principles have been applied for this Interim Report as for the latest adopted Annual Report.

Subsequent events

Pricer has been chosen by the French retail group Carrefour S.A. to equip the Carrefour hypermarket Saint Herblain of Nantes with approximately 45 000 Electronic Shelf Labels (ESL). The store will be equipped with Pricer ESL products customised to display information for customers and employees. Installation is planned for July.

Pricer and its Japanese partner, Ishida Co., Ltd have concluded an agreement to form a joint venture. The jointly-owned company's main objective is the continuous development of Pricer's ESL system with the aid of new technology in order to meet future demands, in particular in Japan but also for other markets all over the world.

The collaboration with the retail chain Metro continues and an order for a new store was received during the second quarter.

Forecast

It is difficult to assess future market trends. However, there are positive signs of a general increase in interest.

The Board of Directors is of the opinion that the payment from the new share issue 2002 will meet Pricer's capital requirement until the operations generate a positive cash flow, which is expected to be achieved during the first half of 2004.

Next reporting date

The Interim Report for January-June 2003 will be published on 21 August 2003.

Sollentuna, 22 May 2003
Pricer AB (publ)

Jan Forssjö
President

This report has not been the subject of examination by the auditors

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

Pricer AB (publ), founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in more than 300 stores in three continents. Customers include the second largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer´s website www.pricer.se. Registration to receive news releases automatically via e-mail can be made through the website

CONSOLIDATED INCOME STATEMENT-SUMMARY	Q1	Q1	Full Year
Amount in SEK M	**2003**	**2003**	**2002**
Net sales	**13.4**	17.7	**73.9**
Cost of goods sold	**-10.8**	-14.1	**-59.9**
Gross result	**2.6**	**3.6**	**14.0**
Sales and administrative expenses	-12.5	-13.1	-44.1
Research and development expenditure	-6.6	-3.6	-14.7
Operating result	**-16.5**	**-13.1**	**-44.8**
Financial income and expenses, net	0.2	0.6	-1.7
Result after financial items	**-16.3**	**13.7**	**-46.5**
Other taxes	**0.0**	0.0	**0.0**
Net result for the period	**-16.3**	**-13.7**	**-46.5**

Result per share, number of shares	Q1	Q1	Full Year
	2003	**2002**	**2002**
Net result per share in SEK	-0.05	-0.06	-0.14
Net result per share in SEK, with full dilution	-0.05	-0.06	-0.14
Number of shares, millions	332.3	238.6	332.3
Number of shares, millions, with full dilution	356.2	242.3	356.2

NET SALES BY GEOGRAPHIC MARKET	Q1	Q1	Full Year
Amounts in SEK M	**2003**	**2002**	**2002**
The Nordic Countries	**2.1**	**2.1**	**13.9**
Asia	**8.5**	**13.3**	**35.3**
The rest of the world	**2.8**	**2.3**	**24.7**
Total net sales	**13,4**	**17.7**	**73.9**

Pricer is currently working exclusively with an identifiable segment and, therefore elects to report sales distributed by region.

CONSOLIDATED BALANCE SHEET-SUMMARY

Amounts in SEK M	2003-03-31	2002-02-31	2002-12-31
Patent and licence rights	15.2	18.4	15.9
Total intangible fixed assets	15.2	18.4	15.9
Tangible fixed assets	3.0	2.9	3.6
Total fixed assets	18.2	21.3	19.5
Inventories	9.0	8.6	10.0
Current receivables	23.4	26.4	27.0
Liquid assets	61.7	46.9	70.5
Total current assets	94.1	81.9	107.5
TOTAL ASSETS	112.3	103.2	127.0
Shareholders' equity	70.8	29.6	88.0
Provisions	5.5	8.8	6.6
Other long-term non interest-bearing liabilities	-	0.2	-
Short-term loans	-	21.3	-
Other current non interest-bearing liabilities	36.0	43.3	32.4
Total liabilities	36.0	64.8	32.4
TOTAL EQUITY, PROVISIONS AND LIABILITIES	112.3	103.2	127.0
Pledged assets	33.9	58.3	33.9
Equity per share, SEK	0.21	0.12	0.26
Equity per share with full dilution, SEK	0.20	0.12	0.25

CHANGE IN EQUITY

Amounts in SEK M	Q1 2003	Q1 2002	Full Year 2002
Shareholders' equity at start of the period	88.0	43.2	43.2
New share issue	-	-	91.1
Warrant programme, employees	-	-	0.3
Translation difference	-0.9	0.1	-0.1
Net result for the period	-16.3	-13.7	-46.5
Shareholders' equity at end of the period	70.8	29.6	88.0

CONSOLIDATED CASH FLOW STATEMENT-SUMMARY Amounts in SEK M	Q1 2003	Q1 2002	Full year 2002
Result after financial items	-16.3	-13.7	-46.5
Adjustment for items which are not	0.2	3.1	3.2
Changes in working capital	8.0	-14.0	-26.0
Cash flow from current operations	-8.1	-24.6	-69.3
Cash flow from investment operations	-0.2	-0.2	-2.9
Cash flow from financial operations	-	-0.2	70.1
Cash flow in the period	-8.3	-25.0	-2.1
Liquid funds at start of the period	70.5	72.8	72.8
Exchange difference in liquid funds	-0.5	-0.9	-0.2
Liquid funds at the end of the period	61.7	46.9	70.5
Less blocked bank deposits	-0,2	-24.0	-0.2
Unutilised overdraft facility	3.0	3.4	3.1
Disposable funds at the end of the period	64.5	26.3	73.4

KEY RATIOS Amount in SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Orders received	**2.2**	9.3	4.9	18.1	22.7
Orders received moving four quarters	**34.5**	55.0	52.3	354.5	338.5
Net sales	**13.4**	22.0	13.7	20.5	17.7
Net sales, moving four quarters	**69.6**	73.9	62.7	56.8	45.8
Operating result	**-16.5**	-11.7	-8.4	-11.7	-13.1
Operating result, moving four quarters	**-48.3**	-44.9	-59.1	-71.1	-78.6
Net result for the period	**-16.3**	-10.9	-8.0	-13.9	-13.7
Cash flow from operations	**-8.1**	-11.5	-21.6	-11.8	-24.6
Cash flow from operations, moving four quarters	**-53.0**	-69.5	-73.8	-67.4	-75.4
Number of employees at period end	**33**	32	31	37	40
Equity/assets ratio	**63%**	69%	72%	70%	26%
Debt/equity ratio	**-0.87**	-0.80	-0.85	-0.91	-0.88


Net sales, MSEK
80
70
60
50
40
30
20
10
0
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Pricer Group
Moving 4 quarters


Operating result MSEK
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
0
-25
-50
-75
-100
Pricer Group
Moving 4 quarters


Cash flow from operations, MSEK
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
0
-10
-20
-30
-40
-25
-50
-75
-100
Operating cash flow each Q
Moving 4 quarters
Pricer Group
Moving 4 quarters


Number of employees
50
40
30
20
10
0
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03


Order Entry, MSEK
450
400
350
300
250
200
150
100
50
0
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Pricer Group
Moving 4 quarters


Net result, MSEK
0
-25
-50
-75
50
25
0
-25
-50
-75
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Pricer Group
Moving 4 quarters

82-4723



PRESS RELEASE

from Pricer AB (publ) May 23, 2003

ANNUAL GENERAL MEETING – PRICER AB MAY 22, 2003

Pricer´s Annual General Meeting was held May 22, 2003. The following decisions were taken.

Election of Board of Directors

Mr. Jan Forssjö, Mr. Salvatore Grimaldi, and Mr. Göran Lindén were unanimously re-elected as board members. Mr. Martin Bjäringer and Mrs. Margareta Norell Bergendahl were elected to the Board. Mr. Arve Kristoffersen is leaving the Board after declining re-election. At the board meeting following election Mr. Salvatore Grimaldi was elected as Chairman of the Board.

Ammendment of Articles of Associations

The Annual General Meeting amended the company's Articles of Associations to state that the registered office has moved to Sollentuna. The Annual General Meeting can also be held in Stockholm or Upplands Väsby.

Authorisation of issue

The Annual General Meeting decided in accordance with the board´s Proposal that the AGM authorises the board to make decisions, on one or several occasions, to issue not more than 30,000,000 series B shares until the date of the next Annual General Meeting. The board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a non-cash issue.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer AB (publ)**, founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 300 stores in three continents. Among others, the second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with the supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of Stockholm Exchange. For further information, please visit Pricer´s